UNITED STATES SECURITIES AND EXCHANGE COMMISSION
   WASHINGTON, D.C. 20549

                                   FORM 5

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   ( )  Form 3 Holdings Reported.

   ( )  Form 4 Transactions Reported.

   1.   Name and Address of Reporting Person:

        Straka, Donald J.
        N53 W14147 Invery Drive
        Menomonee Falls, WI  53051

   2.   Issuer Name and Ticker or Trading Symbol:

        CIB Marine Bancshares, Inc. (not listed)

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        December, 2001

   5.   If Amendment, Date of Original (Month/Year):

        December, 2001

   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        ( ) Director ( ) 10% Owner (x) Officer (give title below) ( ) Other (specify below)

        Senior Vice President, Secretary and General Counsel

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person






                            TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

                                                                                    5.
                                                                                    Amount of
                                                                                    Securities         6.              7.
                      2.                                                            Beneficially       Ownership       Nature of
      1.              Transaction   3.             4.                               Owned at End       Form; Direct    Indirect
      Title of        Date          Transaction    Securities Acquired (A) or       of Issuer's        (D) or          Beneficial
      Security        (Month/Day/   Code           Disposed of (D)                  Fiscal Year        Indirect (I)    Ownership
      (Instr. 3)      Year)         (Instr. 8)     (Instr. 3, 4 and 5)              (Instr. 3 and 4)   (Instr. 4)      (Instr. 4)
      ----------      -----------   -----------    ---------------------------     -----------------   ------------    ----------

                                    Code     V     Amount   (A) or (D)   Price
                                    ----     -     ------   ----------   -----
      Common Stock      12/10/01      G              416        A                         3,466             D

      Common Stock                                                                        4,800(1)          I          By SIG; a
                                                                                                                       general
                                                                                                                       partnership

      Common Stock                                                                          853.6(2)        I          By ESOP







                               Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

                                                                                                     9.
                                                                                                     Number of 10.
                                                                                                     deriva-   Ownership
                                               5.                                                    tive      Form of   11.
                                               Number of                                             Securi-   Deriva-   Nature
                                               Derivative                                            ties      tive      of
               2.                              Securities                    7.             8.       Benefi-   Security: Indirect
               Conversion            4.        Acquired                      Title and      Price of cially    Direct    Benefi-
   1.          or         3.         Trans-    (A) or      6.                Amount of      Deriva-  Owned at  (D) or    cial
   Title of    Exercise   Transac-   action    Disposed    Date Exercisable  Underlying     tive     End       Indirect  Owner-
   Derivative  Price of   tion Date  Code      of (D)      and Expiration    Securities     Security of Year   (I)       ship
   Security    Derivative (Month/    (Instr.   (Instr. 3,  Date (Month/      (Instr. 3      (Instr.  (Instr.   (Instr.   (Instr.
   (Instr. 3)  Security   Day/Year)  8)        4 or 5)     Day/Year)         and 4)         5)       4)        4)        4)
   ----------  ---------- ---------  -------   ----------- ----------------  -------------- -------- --------  --------- --------
                                                                                     Amount
                                                                                       or
                                                              Date   Expira-         Number
                                                             Exer-     tion            of
                                                (A)    (D)  cisable    Date   Title  Shares
                                               -----  ----- -------  -------  -----  ------
   Employee    $13.73                                         (3)   09/24/07  Common   6,900            6,900      D
   Stock                                                                      Stock
   Option
   (right to
   buy)(3)

   Employee    $13.07                                         (4)   02/25/08  Common  15,450           15,450      D
   Stock                                                                      Stock
   Option
   (right to
   buy)(4)

   Employee    $16.23                                         (5)   07/29/09  Common  11,850           11,850      D
   Stock                                                                      Stock
   Option
   (right to
   buy)(5)

   Employee    $18.40                                         (6)   07/27/10  Common  11,372           11,372      D
   Stock                                                                      Stock
   Option
   (right to
   buy)(6)

   Employee    $22.89      11/29/01     A       13,543        (7)   11/29/11  Common  13,543           13,543      D
   Stock                                                                      Stock
   Option
   (right to
   buy)(7)

   Explanation of Responses:

   (1)      The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
   (2)      Represents shares allocated to the reporting person, at 12/31/01, pursuant to the issuer's ESOP.  The amount reported was amended in July 2002 based upon information received from the ESOP's third party administrator.
   (3)      The employee stock option vests in five equal annual installments which began on September 24, 1998.
   (4)      The employee stock option vests in five equal annual installments which began on February 25, 1999.
   (5)      The employee stock option vests in five equal annual installments which began on July 29, 2000.
   (6)      The employee stock option vests in five equal annual installments beginning on July 27, 2001.
   (7)      The employee stock option vests in five equal annual installments beginning on November 29, 2002.



   /s/ Donald J. Straka                July 10, 2002
   -----------------------------       ----------------
   Signature of Reporting Person       Date